SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

January 15, 2009

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sharon M. Blume
Assistant Chief Accountant

	Re:	Security National Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 0-09341

Dear Ms. Blume:

Security National Financial Corporation (the "Company") is in receipt of the letter dated December 18, 2008 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended June 30, 2008.  Although responses to the comments in the letter are required to be made within ten business days from the date of the letter, this will confirm that on December 30, 2008 Christina Harley, Staff Accountant, acquiesced to extending the time for the Company to file responses thereto until January 16, 2009.  The Company's responses to the comments are set forth below.  For ease of reference, the Company has set forth the comments and its responses as follows:

1.           We have reviewed your response to prior comment four from our letter dated October 16, 2008. It is our understanding that on the dates the loans were sold, you had received purchase commitments for those loans from third-party investors. However, you state that you generally received notices within six months from those investors that they were not going to settle the loans. Please tell us whether the purchase commitments specified a date upon which the loans were to be settled.  Additionally, tell us why it took as long as six months for investors to determine they were not going to settle the loans.

January 15, 2009

Response:

Purchase commitments generally specify a date 30 to 45 days after delivery upon which the underlying loans should be settled.  Depending on market conditions, these commitment settlement dates can be extended at a cost to the Company.  Generally, a ten day extension will cost .125% (12.5 basis points) of the loan amount.  The Company’s historical data shows that 99% of all loans are generally settled as agreed within 16 days after delivery.  During the fourth quarter of 2007, there was a lot of market turmoil.  Several of the intended purchasers were attempting to back out of their commitments to buy loans and, as a result, the Company was vigorously pursuing the enforcement of those commitments.  It sometimes took as long as six months to exhaust all efforts to enforce the loan commitments, which included researching the reasons for rejection, attempting to sell the loans to secondary investors, and appealing the decision to determine if the investor would provide an exception.  In the event investors determined they were not going to settle the loans, the loans were reclassified and transferred to the long term investment portfolio at the lower of cost or market value.

2.           Please tell us your policy in general for repurchasing loans transferred to the warehouse and subsequently transferring those loans from the held-for-sale to held-for-investment category. For example, as noted above, in some instances you did not receive notice from a third party investor that they would not settle a loan for six months. As a loan remaining in the warehouse for a long period of time could indicate salability or documentation problems, tell us why you would not repurchase the loan from the warehouse and transfer it from held-for-sale to held-for-investment prior to six months.

Response:

As stated above, the Company's policy is to pursue efforts to enforce purchase commitments with third party investors concerning mortgage loans and to cure any documentation problems with respect to such loans at a minimal cost for up to a six month time period.  The Company believes that six months allows adequate time to remedy any documentation issues, to enforce purchase commitments, and to exhaust other alternatives.  However, once purchase commitments have expired and other alternatives to remedy are exhausted, the loans are repurchased and transferred to the long term investment portfolio at the lower of cost or market value, which could be earlier than the six month time period.

3.           Please expand on your statement that the misclassification at December 31, 2007 of the loans repurchased in 2007 as "Mortgage Loans Sold to Investors" did not have any effect on the carrying amount of those loans since they were repurchased at par. Tell us how you complied with the guidance in paragraph 6 of SFAS 65 which requires mortgage loans transferred to a long-term investment category to be transferred at the lower of cost or market ("LOCOM") on the date of the transfer. Any difference between the carrying amount of the loan and its outstanding principal balance should be recognized as an adjustment of yield by the interest method. Ensure that your response addresses how you determined the cost and market values of the loans on the dates they should have been transferred (included in your table on page 6 of the response) to "Mortgage Loans Held for Investment."

January 15, 2009

Response:

We wish to revise our previous response to state as follows: Once a mortgage loan is determined to be unsettled, the Company then repurchases the loan and transfers it to the long term investment portfolio at the lower of cost (par value) or market value.  A par rate represents no premium or discount being paid or received for the mortgage loan.  The Company determines the market value of loans by considering the prices similar mortgages are sold in the current market, the fair value of the underlying collateral, and any related mortgage insurance.  Since the Company normally holds collateral with sufficient equity or mortgage insurance, the unpaid principal balance (or par value) is almost always lower than the market value.  However, if market value is lower than par value, the loans are transferred at market value to the long term investment portfolio.

4.           Please tell us how you considered whether misclassification of the loans repurchased in 2007 and 2008 would have an impact on your quarterly results for each quarter during 2007 and 2008.

Response:

Because the loans are shown on the balance sheets for each reporting period at the lower of cost or market value, the only effect on the filed statements would be a change of classification.  Beginning with the second quarter of 2008, the Company's policy has been to review on a quarterly basis the outstanding mortgage loans that have not yet been purchased by third party investors pursuant to the terms of purchase commitments.  For those loans not settled or otherwise remedied for more than six months, the Company recorded all of these loans at the lower of cost or market value, and then transferred such loans to the long term investment portfolio.  The Company's management has reviewed the misstatements related to each of the Company's quarterly balance sheets for 2007 and the first three quarters of 2008 and, based on this review, has determined that the misclassification of the loans that should have been recorded as repurchased during such periods did not have a material impact on the financial position for any such periods.

In connection with the Company's responses to the comments, the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 15, 2009

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

By: /s/ Stephen M. Sill
Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer